UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

Date of Report: November 1, 2023

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Cellectis S.A.

This information included in this report on Form 6-K including the Press Release filed as Exhibit 99.1, but excluding the quotations by each of the Company’s Chief Executive Officer, and Marc Dunoyer, Chief Strategy Officer, AstraZeneca, and Chief Executive Officer, Alexion, AstraZeneca Rare Disease, shall be deemed to be incorporated by reference in the Company’s registration statements on Form F-3 (No. 333-265826) and Form S-8 (Nos. 333-204205, 333-214884, 333-222482, 333-227717,  333-258514, 333-267760, and 333-273777), to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release dated November 1, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A
(Registrant)
Date: November 1, 2023

	By:	/s/ André Choulika
	Name:	André Choulika
	Title:	Chief Executive Officer